UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ConocoPhillips
(Exact name of registrant as specified in its charter)

Delaware	001-32395	01-0562944
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

925 N. Eldridge Parkway
Houston, Texas 77079
(Address of principal executive offices and zip code)

Kontessa S. Haynes-Welsh
Vice President and Controller
(281) 293-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, _________.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended December 31, 2024.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers
ConocoPhillips is an independent E&P company headquartered in Houston, Texas with operations and activities in 14 countries as of December 31, 2024. We explore for, produce, transport and market crude oil, bitumen, natural gas, LNG and NGLs on a worldwide basis. The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 99.1 hereto.

Section 3 — Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.		Description

99.1	—	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS

/s/ Kontessa S. Haynes-Welsh
Kontessa S. Haynes-Welsh
Vice President and Controller

September 11, 2025